Exhibit 12.1

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2013	2012 (1)	2011 (1)	2010 (1)		2009 (1)	2008 (1)
Earnings:
Income from continuing operations before income tax expense	$67,131	$85,209	$57,754	$14,449		$50,960	$21,874
Equity in earnings and gains on equity transactions of investees	(14,913)	(18,666)	(22,554)	(43,272)		(6,546)	—
Fixed charges	135,778	204,244	195,024	183,433		173,458	180,553
Distributions from investees	13,959	16,816	16,617	16,119		4,975	—
Adjusted Earnings	$201,955	$287,603	$246,841	$170,729		$222,847	$202,427

Fixed Charges:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$135,778	$204,244	$195,024	$183,433		$173,458	$180,553
Total Fixed Charges	$135,778	$204,244	$195,024	$183,433		$173,458	$180,553

Ratio of Earnings to Fixed Charges	1.5x	1.4x	1.3x	0.9x	(2)	1.3x	1.1x

(1) Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.

(2) The deficiency for this period was $12,704.